UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #6

Under the Securities Exchange Act of 1934

THE GOLDFIELD CORPORATION

(Name of Issuer)

COMMON STOCK, $.10 par value

(Title of Class of Securities)

381370105

(CUSIP Number)

Ellbar Partners Management, LLC

15 E. 5th Street, Suite 3200

Tulsa, Oklahoma 74103

(918) 796-3134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Ellbar Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 1,560,905
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,560,905
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,905
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Stephen J. Heyman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 1,560,905
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,560,905
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,905
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON James F. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 1,560,905
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 1,560,905
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,905
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on May 18, 2007, as amended on September 5, 2007, October 16, 2007, February 7, 2007, July 22, 2013, and April 2, 2015, is hereby amended and restated in its entirety by this Amendment No. 6.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock par value $0.10 per share (the “Common Stock”) of The Goldfield Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1684 West Hibiscus Blvd., Melbourne, Florida 32901.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by Ellbar Partners Management, LLC (“EPM”), Stephen J. Heyman and James F. Adelson (each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to 1,560,905 shares of Common Stock held by Boston Avenue Capital LLC (“Boston”), and Yorktown Avenue Capital, LLC (“Yorktown”). EPM, as the sole Manager of Boston and Yorktown, and Stephen J. Heyman and James F. Adelson, as Managers of EPM, may each exercise voting and dispositive power over the Common Stock held by Boston and Yorktown, and may be deemed to be indirect beneficial owners of the Common Stock held by Boston and Yorktown.

(b) The principal business address for EPM is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address for Stephen J. Heyman and James F. Adelson is 15 East 5th Street, Suite 3300, Tulsa, Oklahoma 74103.

(c) The principal business of EPM is providing management and administrative services to its various affiliated entities, including Boston and Yorktown. The principal occupation of Stephen J. Heyman and James F. Adelson is independent oil and gas exploration and development.

(d), (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) EPM is an Oklahoma limited liability company. Stephen J. Heyman and James F. Adelson are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

As of June 3, 2016, Boston holds 786,153 shares of the Common Stock, and Yorktown holds 774,752 shares of the Common Stock. The source of funds was the working capital of Boston and Yorktown, respectively. None of the Reporting Persons directly owns any shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction

Boston and Yorktown hold the Common Stock for investment purposes only. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, prevailing market conditions, other investment opportunities, liquidity requirements of Boston and Yorktown, and/or other investment considerations, the Reporting Persons may at any time and from time to time consider the following future courses of actions, among others: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately negotiated transactions; or (iii) acquiring additional Common Stock in the open market or in privately negotiated transactions.

CUSIP NO. 381370105	SCHEDULE 13D

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a), (b) According to the Issuer’s most recent Form 10-Q for the quarter ended March 31, 2016, filed May 6, 2016, there were 25,451,354 shares of Common Stock issued and outstanding as of May 4, 2016.

As of June 3, 2016, Boston was the holder of 786,153 shares of Common Stock, and Yorktown was the holder of 774,752 shares of Common Stock, together representing a total of approximately 6.1% of the outstanding Common Stock of the Issuer. Each of Boston and Yorktown has sole direct voting and dispositive powers over its shares of the Common Stock. As the sole Manager of each of Boston and Yorktown, EPM may exercise voting and dispositive powers over the shares of Common Stock held by Boston and Yorktown. As Managers of EPM, Stephen J. Heyman and James F. Adelson may exercise voting and dispositive powers over the shares of Common Stock held by Boston and Yorktown. As a result, each of EPM, Stephen J. Heyman and James F. Adelson may be deemed to be an indirect beneficial owner of the Common Stock held by Boston and Yorktown. EPM, Stephen J. Heyman and James F. Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein.

(c) During the past sixty days, Boston and Yorktown disposed of 439,272 shares of Common Stock in a series of open market transactions as set forth on Schedule A hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 6, 2016, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP NO. 381370105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2016

ELLBAR PARTNERS MANAGEMENT, LLC

By:	/s/ STEPHEN J HEYMAN
Stephen J. Heyman

By:	/s/ JAMES F ADELSON
James F. Adelson, Manager

/s/ STEPHEN J HEYMAN
Stephen J. Heyman

/s/ JAMES F ADELSON
James F. Adelson

CUSIP NO. 381370105	SCHEDULE 13D

SCHEDULE A

Open Market Dispositions of Common Stock Within Last 60 Days

Entity	Date of Transaction	Number of Shares Sold	Average Weighted Price Per Share
Boston	05-09-2016	1,512	$2.56
Boston	05-11-2016	40,200	$2.58
Yorktown	05-23-2016	8,288	$2.73
Boston	05-24-2016	12,587	$2.95
Yorktown	05-24-2016	65,000	$2.95
Boston	05-25-2016	16,207	$3.00
Yorktown	05-25-2016	16,206	$3.00
Yorktown	05-26-2016	6,118	$3.09
Boston	05-27-2016	13,882	$3.05
Yorktown	05-27-2016	30,000	$3.00
Boston	05-31-2016	30,000	$2.99
Yorktown	05-31-2016	22,161	$3.02
Boston	06-01-2016	60,000	$2.91
Yorktown	06-01-2016	37,839	$2.94
Boston	06-02-2016	24,155	$2.90
Yorktown	06-02-2016	24,155	$2.91
Boston	06-03-2016	15,481	$2.85
Yorktown	06-03-2016	15,481	$2.85